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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of March, 2003

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

       Luscar Coal Ltd.                          Luscar Energy Partnership
       1600 Oxford Tower
      10235 - 101 Street                             1133 Yonge Street
       Edmonton, Alberta                             Toronto, Ontario
        Canada T5J 3G1                                Canada, M4T 2Y7
        (780) 420-5810                                (416) 934-7655
 (Address and telephone number of each registrant's principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X    Form 40-F
                                   ------          ---


         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes       No   X
                                ------    ------


         If "Yes, is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-_______.

         Luscar Ltd. Press Release dated March 25, 2003 - Luscar Suspends Production At Obed Mountain Mine.

         Luscar Energy Partnership and Luscar Coal Ltd. Press Release dated March 31, 2003 - Luscar To Enhance Its Thermal Coal Business
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         LUSCAR COAL LTD.



Date: March 31, 2003                     By  /s/ JOSEPH W. BRONNEBERG
                                           ---------------------------------
                                         Name:   Joseph W. Bronneberg
                                              ------------------------------
                                         Title:   Vice-President, Finance
                                                 ---------------------------



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      LUSCAR ENERGY PARTNERSHIP



Date: March 31, 2003                  By   /s/  JOWDAT WAHEED
                                        ----------------------------------------
                                      Name:     Jowdat Waheed
                                           -------------------------------------
                                      Title: Senior Vice President Finance and
                                             -----------------------------------
                                             Chief Financial Officer
                                             -----------------------







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                                  Exhibit Index
                                  -------------

1.1 Luscar Ltd. Press Release dated March 25, 2003 - Luscar Suspends Production At Obed Mountain Mine

1.2 Luscar Energy Partnership and Luscar Coal Ltd. Press Release dated March 31, 2003 - Luscar To Enhance Its Thermal Coal Business